SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.

(Name of Subject Company (Issuer))

Rx Acquisition Corporation

a wholly owned subsidiary of
ICN Pharmaceuticals, Inc.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

762537108

(CUSIP Number of Class of Securities)

Gregory Keever, Esq.

Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

with a copy to:

Stephen F. Arcano, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,440,000	$13,545.90

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (“Ribapharm”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. As of May 12, 2003, there were 150,000,000 shares of Ribapharm common stock outstanding, of which 120,100,000 shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,000 shares of common stock of Ribapharm.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

OFFER TO PURCHASE
LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
LETTER TO BROKERS, DEALERS
LETTER TO CLIENTS
TAX GUIDELINES ON FORM W-9
PRESS RELEASE
SUMMARY ADVERTISEMENT
COMPLAINT OF NORA MAZZINI
COMPLAINT OF MAXINE PHILLIPS
COMPLAINT OF ROBERT GARFIELD
COMPLAINT OF ANDREW SAMET
COMPLAINT OF LEN BRODY
COMPLAINT OF KATHLEEN ANN PASEK
COMPLAINT OF RICHARD JACOB
PRESENTATION BY GOLDMAN, SACHS & CO.
INDEMNIFICATION AGREEMENT

       This Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) relates to the offer by ICN Pharmaceuticals, Inc., a Delaware corporation (“Parent” or “ICN”) through its wholly owned subsidiary, Rx Acquisition Corporation, a Delaware corporation (“Purchaser”), to purchase all the outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company” or “Ribapharm”), not owned by Parent or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii) (which, as amended or supplemented from time to time, together constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein.

Item 4.     Terms of the Transaction.

       (a) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Introduction”, “Special Factors — Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and Merger”, “Special Factors — Section 6. The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer”, “The Offer — Section 1. Terms of the Offer”, “The Offer — Section 2. Acceptance for Payment and Payment for Shares”, “The Offer — Section 3. Procedures for Accepting the Offer”, “The Offer — Section 4. Withdrawal Rights”, “The Offer — Section 5. Certain Federal Income Tax Consequences”, “The Offer — Section 7. Certain Information Concerning the Company” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 6.     Purposes of the Transaction and Plans or Proposals.

       (a) and (c)(1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and the Merger”, “Special Factors — Section 6. The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer”, “Special Factors — Section 7. Conduct of the Company’s Business if the Offer Is Not Completed” and “The Offer — Section 12. Effect of the Offer on the Market for Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.     Source and Amount of Funds or Other Consideration.

       (a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Questions and Answers About the Offer” and “The Offer — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.

Item 10.     Financial Statements.

       (a) The financial statements of Parent and Purchaser are not material to the Offer.

       (b) The pro forma financial statements of Parent and Purchaser are not material to the Offer.

Item 11.     Additional Information.

       (a)(1) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background”, “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares”, “Special Factors — Section 10. Related Party

Transactions” and “Special Factors — Section 11. Certain Transactions Between Parent and the Company,” which is incorporated herein by reference.

       (a)(2) through (5) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations” and “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.

       (b) Reference is made to the information set forth in the Offer to Purchase and the Letter of Transmittal, which is incorporated herein by reference.

Item 12.     Exhibits.

(a)(1)(i)	Offer to Purchase, dated June 10, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Press Release issued by ICN on June 10, 2003.
(a)(1)(viii)	Summary Advertisement as published in The Wall Street Journal on June 10, 2003.
(a)(5)(i)	Complaint of Nora Mazzini against Ribapharm Inc. et al. filed in the Court of Chancery in the State of Delaware on June 2, 2003.
(a)(5)(ii)	Complaint of Maxine Phillips against Ribapharm Inc. et al. filed in the Court of Chancery in the State of Delaware on June 2, 2003.
(a)(5)(iii)	Complaint of Robert Garfield, individually and on behalf of all others similarly situated, against Daniel J. Paracka et al. filed in the Court of Chancery in the State of Delaware on June 2, 2003.
(a)(5)(iv)	Complaint of Andrew Samet against Gregory F. Boron et al. filed in the Court of Chancery in the State of Delaware on June 2, 2003.
(a)(5)(v)	Complaint of Len Brody, on behalf of himself and all others similarly situated, against Roberts A. Smith et al. filed in the Superior Court of the State of California, County of Orange on June 3, 2003.
(a)(5)(vi)	Complaint of Kathleen Ann Pasek against Roberts A. Smith et al. filed in the Court of Chancery in the State of Delaware on June 3, 2003.
(a)(5)(vii)	Complaint of Richard Jacob against Ribapharm et al. filed in the Court of Chancery in the State of Delaware on June 4, 2003.
(b)	Not applicable.
(d)(i)	Amended and Restated Certificate of Incorporation of Ribapharm (incorporated by reference to Exhibit 3.1 to Ribapharm’s Registration Statement No. 333-39350 on Form S-1 filed with the SEC on May 14, 2001).
(d)(ii)	Indenture, dated as of July 18, 2001, by and among ICN, Ribapharm and The Bank of New York, as trustee, relating to the 6 1/2% Convertible Subordinated Notes due 2008 (incorporated by reference to Exhibit 4.1 to ICN’s Registration Statement No. 333-67376 on Form S-3 filed with the SEC on August 13, 2001).
(d)(iii)	Registration Rights Agreement, dated as of July 18, 2001, by and among ICN, Ribapharm and UBS Warburg LLC (incorporated by reference to Exhibit 4.2 to ICN’s Registration Statement No. 333-67376 on Form S-3 filed with the SEC on August 13, 2001).

(d)(iv)	Registration Rights Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 4.3 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(v)	Affiliation and Distribution Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.1 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(vi)	Management Services Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.2 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(vii)	Confidentiality Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.3 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(viii)	Tax Sharing Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.4 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(ix)	Lease, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.6 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(x)	Interdebtor Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm with respect to the 6 1/2% Convertible Subordinated Notes due 2008 (incorporated by reference to Exhibit 10.7 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(xi)	Agreement, dated as of November 14, 2000, by and among Schering Corporation, ICN and Ribapharm (incorporated by reference to Exhibit 10.34 to ICN’s Form 10-K filed with the SEC on April 2, 2001).
(d)(xii)	Agreement, dated as of January 6, 2003, by and among Ribapharm, ICN, Hoffmann-LaRoche Inc. and F. Hoffmann-LaRoche Ltd. (incorporated by reference to Exhibit 10.19 to ICN’s Form 10-K filed with the SEC on March 31, 2003).
(d)(xiii)	First Amendment, dated March 28, 2003, to Affiliation and Distribution Agreement, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.28 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(xiv)	Indemnification Agreement, dated December 22, 2002, by and between Roberts A. Smith and ICN.
(d)(xv)	Settlement Agreement and Mutual Release, dated as of January 22, 2003, by and among ICN, Ribapharm, Johnson Y.N. Lau, Hans Thierstein, Kim Campbell, Arnold H. Kroll, John Vierling, Roberts A. Smith, Thomas Stankovich, Roger D. Loomis, Jr. and Robert W. O’Leary (incorporated by reference to Exhibit 10.27 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(g)	Not applicable.
(h)	Not applicable.

Item 13.     Information Required by Schedule 13E-3.

Item 1.	Summary Term Sheet.

       Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Questions and Answers About the Offer” which is incorporated herein by reference.

Item 2.	Subject Company Information.

       (a) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

       (b) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.

       (c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 6. Price Range of the Shares; Dividends,” which is incorporated herein by reference.

       (d) Reference is made to the information set forth in the Offer to Purchase under the headings “The Offer — Section 6. Price Range of the Shares; Dividends” and “The Offer — Section 10. Dividends and Distributions,” which is incorporated herein by reference.

       (e) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background” and “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

       (f) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

       (a) Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction”, “The Offer — Section 8. Certain Information Concerning Purchaser and Parent” and in “Schedule A — Information Concerning Directors and Executive Officers of Purchaser and Parent,” which is incorporated herein by reference.

       (b) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 8. Certain Information Concerning Purchaser and Parent,” which is incorporated herein by reference.

       (c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 8. Certain Information Concerning Purchaser and Parent” and in “Schedule A — Information Concerning Directors and Executive Officers of Purchaser and Parent,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

       (c) None.

       (d) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 8. Appraisal Rights; Rule 13e-3,” which is incorporated herein by reference.

       (e) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 8. Appraisal Rights; Rule 13e-3,” which is incorporated herein by reference.

       (f) Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

       (a) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

       (b) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background” and “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares,” which is incorporated herein by reference.

       (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background”, “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and “Special Factors — Section 10. Related Party Transactions,” which is incorporated herein by reference.

       (e) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares”, “Special Factors — Section 10. Related Party Transactions” and “Special Factors — Section 11. Certain Transactions Between Parent and the Company,” which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

       (b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 6. The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer,” which is incorporated herein by reference.

       (c)(8) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 12. Effect of the Offer on the Market for Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

       (a) through (c) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background” and “Special Factors — Section 2. Purpose and Structure of the Offer and the Merger; Reasons of Parent for the Offer and Merger,” which is incorporated herein by reference.

       (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger”, “Special Factors — Section 6. The Merger; Plans for the Company After the Offer and the Merger; Certain Effects of the Offer”, “Special Factors — Section 8. Appraisal Rights; Rule 13e-3”, “The Offer — Section 5. Certain Federal Income Tax Consequences” and “The Offer — Section 12. Effect of the Offer on the Market for Shares; NYSE Quotation; Exchange Act Registration; Margin Regulations,” which is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

       (a) through (f) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet”, “Questions and Answers About the Offer”, “Introduction”, “Special Factors — Section 1. Background”, “Special Factors — Section 3. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger”, “Special Factors — Section 5. Certain Projected Financial Data” and “The Offer — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

       (a) through (c) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 4. Summary Report of Goldman, Sachs & Co. to the Board of Directors of Parent,” which is incorporated herein by reference.

Item 10.	Source and Amount of Funds or Other Consideration.

       (c) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company.

       (a) Reference is made to the information set forth in the Offer to Purchase under the heading “Questions and Answers About the Offer” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

       (b) Reference is made to the information set forth in the Offer to Purchase under the heading “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and in “Schedule B — Security Ownership of Certain Beneficial Owners and Management,” which is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

       (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 9. Transactions and Arrangements Concerning the Shares” and “The Offer — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

       (e) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

Item 13.	Financial Statements.

       (a)(1) The audited financial statements of the Company as of and for the fiscal years ended December 31, 2001 and December 31, 2002 are incorporated herein by reference to the Consolidated Financial Statements of the Company included as Item 8 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2003.

       (a)(2) The unaudited consolidated financial statements of the Company for the three month fiscal period ended March 31, 2003 are incorporated herein by reference to Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 15, 2003.

       (a)(3) Not applicable.

       (a)(4) Reference is made to the information set forth in the Offer to Purchase under the heading “The Offer — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.

       (b) The pro forma financial statements of the Company are not material to the Offer.

Item 14.	Persons/ Assets, Retained, Employed, Compensated or Used.

       (a) None.

       (b) None.

Item 15.	Additional Information.

       (b) See Item 11 of Schedule TO above.

Item 16.	Exhibits.

       (c) Presentation by Goldman, Sachs & Co. to the Board of Directors of ICN on May 30, 2003.

       (f) Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

SIGNATURES

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

By:	/s/ BARY G. BAILEY ______________________________________ Name: Bary G. Bailey Title: Vice President and Treasurer

ICN PHARMACEUTICALS, INC.

By:	/s/ ROBERT W. O’LEARY ______________________________________ Name: Robert W. O’Leary Title: Chairman and Chief Executive Officer

Date: June 10, 2003

INDEX TO EXHIBITS

Exhibit
Number	Document

(a)(1)(i)	Offer to Purchase, dated June 10, 2003.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Press Release issued by ICN on June 10, 2003.
(a)(1)(viii)	Summary Advertisement as published in The Wall Street Journal on June 10, 2003.
(a)(5)(i)	Complaint of Nora Mazzini against Ribapharm Inc. et al. filed in the Court of Chancery in the State of Delaware on June 2, 2003.
(a)(5)(ii)	Complaint of Maxine Phillips against Ribapharm Inc. et al. filed in the Court of Chancery in the State of Delaware on June 2, 2003.
(a)(5)(iii)	Complaint of Robert Garfield, individually and on behalf of all others similarly situated, against Daniel J. Paracka et al. filed in the Court of Chancery in the State of Delaware on June 2, 2003.
(a)(5)(iv)	Complaint of Andrew Samet against Gregory F. Boron et al. filed in the Court of Chancery in the State of Delaware on June 2, 2003.
(a)(5)(v)	Complaint of Len Brody, on behalf of himself and all others similarly situated, against Roberts A. Smith et al. filed in the Superior Court of the State of California, County of Orange on June 3, 2003.
(a)(5)(vi)	Complaint of Kathleen Ann Pasek against Roberts A. Smith et al. filed in the Court of Chancery in the State of Delaware on June 3, 2003.
(a)(5)(vii)	Complaint of Richard Jacob against Ribapharm et al. filed in the Court of Chancery in the State of Delaware on June 4, 2003.
(b)	Not applicable.
(c)	Presentation by Goldman, Sachs & Co. to the Board of Directors of ICN on May 30, 2003.
(d)(i)	Amended and Restated Certificate of Incorporation of Ribapharm (incorporated by reference to Exhibit 3.1 to Ribapharm’s Registration Statement No. 333-39350 on Form S-1 filed with the SEC on May 14, 2001).
(d)(ii)	Indenture, dated as of July 18, 2001, by and among ICN, Ribapharm and The Bank of New York, as trustee, relating to the 6 1/2% Convertible Subordinated Notes due 2008 (incorporated by reference to Exhibit 4.1 to ICN’s Registration Statement No. 333-67376 on Form S-3 filed with the SEC on August 13, 2001).
(d)(iii)	Registration Rights Agreement, dated as of July 18, 2001, by and among ICN, Ribapharm and UBS Warburg LLC (incorporated by reference to Exhibit 4.2 to ICN’s Registration Statement No. 333-67376 on Form S-3 filed with the SEC on August 13, 2001).
(d)(iv)	Registration Rights Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 4.3 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(v)	Affiliation and Distribution Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.1 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).

Exhibit
Number	Document

(d)(vi)	Management Services Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.2 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(vii)	Confidentiality Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.3 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(viii)	Tax Sharing Agreement, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.4 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(ix)	Lease, dated as of April 8, 2002, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.6 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(x)	Interdebtor Agreement, dated as of November 14, 2000, by and between ICN and Ribapharm with respect to the 6 1/2% Convertible Subordinated Notes due 2008 (incorporated by reference to Exhibit 10.7 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(xi)	Agreement, dated as of November 14, 2000, by and among Schering Corporation, ICN and Ribapharm (incorporated by reference to Exhibit 10.34 to ICN’s Form 10-K filed with the SEC on April 2, 2001).
(d)(xii)	Agreement, dated as of January 6, 2003, by and among Ribapharm, ICN, Hoffmann-LaRoche Inc. and F. Hoffmann-LaRoche Ltd. (incorporated by reference to Exhibit 10.19 to ICN’s Form 10-K filed with the SEC on March 31, 2003).
(d)(xiii)	First Amendment, dated March 28, 2003, to Affiliation and Distribution Agreement, by and between ICN and Ribapharm (incorporated by reference to Exhibit 10.28 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(d)(xiv)	Indemnification Agreement, dated December 22, 2002, by and between Roberts A. Smith and ICN.
(d)(xv)	Settlement Agreement and Mutual Release, dated as of January 22, 2003, by and among ICN, Ribapharm, Johnson Y.N. Lau, Hans Thierstein, Kim Campbell, Arnold H. Kroll, John Vierling, Roberts A. Smith, Thomas Stankovich, Roger D. Loomis, Jr. and Robert W. O’Leary (incorporated by reference to Exhibit 10.27 to Ribapharm’s Form 10-K filed with the SEC on March 31, 2003).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	Not applicable.
(h)	Not applicable.